Schering AG: Resovist(R) completes European Mutual Recognition
Procedure

Berlin, Germany, August 15, 2001; Schering AG, Germany (FSE: SCH,
NYSE: SHR), announced today that Resovist(R), a liver specific MRI contrast agent has successfully passed the European Mutual Recognition Procedure and hereby got marketing approval in most European countries. Schering had received market authorization for Resovist(R) in Switzerland and Czech Republic already in spring this year. Launches in other EU countries will follow from September 2001 on.

Resovist(R) is used for magnetic resonance imaging (MRI) and has the capability to detect and characterise focal liver lesions when examination without contrast media has given uncertain findings. Resovist(R) is the first liver-specific contrast media which allows an economic complete patient workup within 20-30 min. It is injected as a fast intravenous bolus and allows dynamic phase imaging starting directly after the injection.

Resovist(R) was investigated in comprehensive clinical studies and demonstrated an excellent tolerance. It provides a lot of healthcare benefits. Currently especially small metastases on the liver surface are often not detected by contrast-enhanced diagnostic imaging.
In addition, liver lesions in patients with underlying diffuse diseases (hepatitis, cirrhosis, fatty liver) are difficult to detect. High sensitivity is very important for reliable detection of post-surgical recurrence or during therapy control.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de/eng

Berlin, Germany, August 15, 2001
Schering AG
Corporate Communication

For further information please contact:
Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de